August 8, 2007
VIA EDGAR
Jill Davis
Branch Chief
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Alon USA Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 15, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2007
Filed May 10, 2007
File No. 1-32567
Dear Ms. Davis:
     On behalf of Alon USA Energy, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated July 3, 2007 (the “Comment Letter”) to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006 and the Form 10-Q for the Quarterly Period Ended March 31, 2007, and subsequent telephone conversations with Mark Wojciechowski of the Staff, we hereby make the following disclosure regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006 and March 31, 2007.
     Our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of December 31, 2006 and March 31, 2007, and concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms including, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive

U.S. Securities & Exchange Commission
Division of Corporate Finance
August 8, 2007

and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.
     The Staff’s attention to our responses is greatly appreciated. If you have any questions regarding our responses contained in this letter, please do not hesitate to contact me at (972) 367-3669.

Sincerely,
/s/ Shai Even

Shai Even Vice President and Chief Financial Officer

cc:	Mark Wojciechowski
Jennifer Goeken
U.S. Securities and Exchange Commission

Jeff D. Morris
Harlin R. Dean
Alon USA Energy, Inc.